



Hope's Caramels, Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $100,000

Offering End Date: July 5, 2023

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Hope's Caramels, Inc.

Founded: January 2, 2019

Address: 24 Marion Ave
Claymont, DE 19703

Industry: Nonchocolate Confectionary Manufacturing

Employees: 4

Website: https://hopescaramels.myshopify.com/

Use of Funds Allocation:

If the maximum raise is met:

$95,500 (95.50%) – of the proceeds will go towards equipment
$4,500 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 600 Followers





Business Metrics:

	FY21	FY22	YTD 3/31/2023
Total Assets	$25,252	$19,060	$15,328
Cash & Cash Equivalents	$4,101	$6,944	$8,882
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	-$1,201	$0
Long-term Debt	$10,600	$10,550	$10,400
Revenue	$99,368	$142,977	$38,954
Cost of Goods Sold	$20,259	$34,154	$6,543
Taxes	$0	$0	$0
Net Income	$45,800	$36,344	$8,338

Recognition:

Hope's Caramels, Inc. (DBA Hope's Caramels) has added a few part-time employees who help them a few days a week. They are currently in 15+ retail stores in PA, MD, DE, MA, and OR. They can be found at farmer's markets and festivals throughout the year, where they see and engage with thousands of customers. They opened our Shopify store in 2022 and are excited to watch their fan base grow.

About:

Hope's Caramels, Inc. (DBA Hope's Caramels) is a growing, woman-owned caramel manufacturer in Eastern PA that donates 10% of its profit to help victims of human trafficking.

For more information, contact our Customer Support Team at support@thesmbx.com

